Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

PAULA Financial:

We consent to the incorporation by reference in the registration statements (No. 333-42627, No. 333-45517 and No. 333-65620) on Forms S-8 of PAULA Financial and subsidiaries of our report dated March 7, 2003 on the Company’s consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2002 which report appears in the December 31, 2004 annual report on Form 10-KSB of PAULA Financial.

Our report refers to a change in accounting relating to the adoption of Statement of Financial Accounting Standards No. 141, “Business Combinations” and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” which changed the Company’s method of accounting for goodwill and other intangible assets effective January 1, 2002.

/s/ KPMG LLP

Los Angeles, California

March 29, 2005